ALDA Pharmaceuticals Corp.

635 Columbia Street

New Westminster, BC, Canada V3M 1A7

Phone 604-521-8300              Fax 604-521-8322

November 28, 2008

Ms. Sonia Barros

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-7010

Re:

ALDA PHARMACEUTICALS CORP. (the “Company”)

Annual Report on Form 20-F for the Year Ended June 30, 2007

Filed May 9, 2008

File No. 0-51848

I refer to the letter dated October 24, 2008, received from Jeffery P. Riedler, Assistant Director, and signed by Suzanne Hayes, in response to the above noted file. The 2007 Form 20-F has been revised as requested except for any instances below in which our reasons for not making the suggested change is presented. Please note that the numbered answers refer to the similarly numbered questions that were provided in the above-noted letter of October 24, 2008. References to pages below refer to Section 2 of the enclosed “blacklined” 2007 Form 20-F. Section 1 of the document is the first four introductory pages with no page numbers. The Table of Contents will be revised once the document has been approved and the changes accepted. The formatting will also be corrected at that time.

The Company’s responses to the comments raised in your letter are as follows.

General

1.

The disclosures required by Items 16A., 16B. and 16C. are provided on Pages 70 and 72.

Filing cover page

2.

The contact for the Company and the basis of accounting used to prepare the financial statements are provided on Page 3 of the introductory section.

1.C. Auditors, Page 3

3.

The change of auditors and the underlying reasons for the change are disclosed on Page 3.

Item 3. Key Information

3.A.3 Exchange rates

4.

The exchange rates have been updated in Table 4, Page 5.

3.D. Risk Factors, Pages 6

General

5.

In the risk factors entitled, “The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results” and  “The Company has a history of generating limited revenues and the continuing failure to generate further revenues could cause the Company to cease operations”, the stated losses have been changed to reflect the operating losses, rather than the net losses on Pages 7 and 8, respectively.

The Company’s limited operating history …

6.

The impact of extraordinary events has been quantified insofar as possible on Page 7.

Conflicts of interest may exist for Directors and Officers …

7.

Mr. Chen became a self-employed financial consultant after graduating with his accounting diploma in 1993. Since the Company completed the Qualifying Transaction in November 2003, Mr. Chen has not spent any time on other companies or on financial consulting as disclosed on Page 11. His biography has also been corrected on Page 71 to reflect this.

The Company’s T36® Disinfectant is composed of various chemicals ….

8.

The risk factor discussing the chemical components of T36® Disinfectant and their possible hazards has been expanded to put the risks into perspective on Page 13 and 14.

Item 4. Information on the Company

4.A. History and development of the Company

9.

The patent and DIN numbers acquired from API have been provided as requested on Page 16.

10.

The fact that the Escrow Agreement was automatically terminated, on November 14, 2006, has been noted on Page 17.

11.

The information requested on the Voting Agreement has been provided as requested on Pages 16 and 17. The Voting Agreement and its amendment have been provided as Exhibit 3 and a correction about the voting rights of Allan Shapiro has been made in the section entitled “7.A. Major Shareholders” on Page 50.

12.

The information requested on the Non-Competition Agreement has been provided as requested on Page 17 and the agreement has been provided as Exhibit 4.i.

4.B. Business Overview

13.

The discussion of the efficacy and toxicology  studies has been expanded as requested on Pages 18 to 21. The HIV studies conducted at UBC by Dr. Brian Conway have been removed from page 19 because the results are no longer considered to be material. The tests were not used to support the Canada Health registration and cannot be used for any purpose other than for internal information. Also, the reference to efficacy against “more than 50 different” bacteria, fungi and viruses on Page 18 has been removed because, again, this information comes from studies that were conducted for information purposes only and are not considered to be material.

14.

For each product, the intention whether or not further testing or registrations is to be undertaken is clarified for each product as requested on Pages  21 to 23.

Material Effects of Government Regulation

15.

On Page 25, the testing required for the registration of disinfectants with Health Canada and the EPA in the US are disclosed by reference to earlier disclosures in the Form 20F. The testing requirements of the CDC in China are disclosed as required on Pages 28 and 29. The Company no longer considers the agreement with Linns to be material on June 30, 2007 since it had been inactive for some time. Reference to the agreement with Linns has been deleted on Page 30. As a result, the Company has no information on the regulatory requirements in Malaysia and has not disclosed any such information as it no longer considered to be material.

16.

More information is provided on the FDA testing requirements as requested on Pages 26 to 27. The topic “In vitro screening” has been removed because it encompasses the Time Kill and MIC studies that are described above. “Ocular irritation” has been removed because T36® Disinfectant has already been determined to be an ocular irritant in animal testing so testing on humans likely would not occur. “In vitro dermal irritation” has been replaced by “In vitro dermal studies” because the dermal irritation studies that have already been done are considered to be sufficient by Dr. Hibbard, the consultant who is advising the Company on matters concerning the FDA. Instead, Dr. Hibbard has advised us that the in vitro microbial challenge test on harvested pig skin is a required test.

Impairment of Intellectual Property

17.

On Page 32, it is clarified that the value of the intellectual property acquired is $540,000 as requested.

Marketing, Distribution and Sales Channels

18.

There has been no contract with the Product Distribution Centre (“PDC”). A standing purchase order expired in 2006. The PDC has been added to the risk factor, “The Company has a limited number of customers and is dependent on a few key accounts to maintain its current levels of sales”, on Page 15. The number of years that the distributors have been customers has been revised to “nearly 4 years” because the Company has only been in existence in its current form since November, 2003 and their time as customers of API is not considered to be material. The “???” was a typo and has been removed from Page 34.

19.

Esthetics Plus is the only distributor with which the Company has any form of agreement. The material terms of that agreement are disclosed in “Item 10.C. Material Contracts” on Pages 62 and 63 and the agreement is provided as Schedule 4.h. The information on minimum sales requirements and pricing is intentionally left blank as it is confidential information that will harm the Company if released to competitors. No other customers have agreements or contracts. For consistency, the time that these distributors of the Company have been customers has been amended on Page 34 to reflect only the time since November, 2003 when the Company took over the assets of API to June 30, 2007.

Item 5. Operating and Financial Review and Prospects

5.A. Operating results of the Company

20.

The discussion of the Company’s operating results has been expanded on Pages 36 to 38 in categories in which the year-to-year differences are deemed by management to be material. Management is disinclined to provide further disclosure due to concerns about confidentiality and a desire not to reveal any further information to competitors.

21.

The error in the statement about the differences in investor relations expenses between the years has been corrected on Page 37.

22.

The discrepancy between the conference and travel costs has been corrected on Pages 36 and 38. The increase in travel was related to my traveling to Europe rather than staff attending conferences.

5.B. Liquidity and capital resources

23.

The discussion regarding sources and uses of funds has been moved to this section on Pages 38 and 39 as suggested.

6.E. Share Ownership

24.

The discrepancies in the share option tables have been corrected on Page 43 (Table 8) Page 49 (Table 11). As of June 30, 2007, Terrance Owen, Peter Chen and Linda Allison had exercised 250,000, 250,000 and 150,000 options, respectively, that were granted on August 2, 2006. Only William McCoy, Eugene Hodgson and Ronald Zokol had options remaining from the grant of

August 2, 2006. William McCoy and Eugene Hodgson also had options granted on April 12, 2007. Table No. 10 on Pages 45 and 46 is also consistent with Tables 8 and 11.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

25.

The table of major shareholders on Page 54 has been corrected to represent shareholders with more then 5% of the Company’s shares. In my previous letter to you dated September 24, 2008, I had included 300,000 options for both myself and Allan Shapiro but I had not included warrants that we each held from a private placement completed on June 7, 2007. On the advice of our lawyers, all of the options and warrants are now included in the aggregate number reported for both Allan Shapiro and myself. My holdings on June 30, 2007 are reported below in Response #26. Allan Shapiro’s holdings on September 30, 2007 were 2,520,836 shares, 300,000 options and 1,350,000 warrants and 98,356 held by his spouse. The information on major shareholders on Page 50 has been corrected accordingly.

26.

Concerning the number of shares that I hold, in my letter of September 24, 2007, I had double counted 40,000 shares that are held in my wife’s name rather than in my name. I beneficially own 1,450,000 shares, 300,000 options and 775,000 warrants and my spouse owns 64,000 shares. Table No. 10 on Pages 45 and 46 and the information on major shareholders on Page 50 have been corrected accordingly

7.B. Related Party Transactions

27.

The Officers, Directors and Major Shareholder are identified on Page 51.

Item 19. Exhibits

28.

As requested, the Exhibit Index on Page 75 has been revised to incorporate, by reference, the exhibits that were previously filed.

29.

As requested, the Form 20-F has been revised so that the material matters of each agreement are summarized on Pages 62 to 66 and the actual agreements are attached as exhibits.

Consolidated Financial Statements

30.

As requested, the filing has been revised to include financial information for 2005.

31.

As requested, the predecessor auditor report has been provided for the years ended June 30, 2006 and 2005.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Intangible Assets

32.

A 20 year amortization period has been supported by The Company’s auditors who argue that Patent application and development costs include all expenditures attributable to efforts by the Company to develop, and bring to commercial production a new product as well as to acquire legal protections for its proprietary products, such as trademarks and patents. Such amounts are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, recovery of these costs can reasonably be regarded as assured, and future values can be realized, in which case such costs are capitalized. In the latter case, patent application and development costs are amortized on a systematic basis over the patent life of 20 years. Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value. The carrying value is adjusted for impairment as necessary and any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the period occurred. The carrying value of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the useful life of 20 years.

In connection with the content of this letter, please be advised that the Company is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please contact the undersigned.

Sincerely yours

ALDA PHARMACEUTICALS CORP.

Per:

“Terrance G. Owen,”

Terrance G. Owen, Ph.D., M.B.A.

President & CEO

Encl.